Exhibit 99.1

HANWHA SOLARONE ANNOUNCES SHAREHOLDER RESOLUTIONS

ADOPTED AT EGM

SHANGHAI, PRC – February 4, 2015 — Hanwha SolarOne Co., Ltd. (“Hanwha SolarOne” or the “Company”) (NASDAQ: HSOL), top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, announced its shareholders adopted the following resolutions at its extraordinary general meeting of shareholders (“Meeting”) held in Shanghai, China.

•	It was resolved as a special resolution that the issuance of 3,701,145,330 of the ordinary shares of a par value of US$0.0001 each (each, a “Share”) of the Company to Hanwha Solar Holdings Co., Ltd. (“Parent”) as contemplated by the Share Purchase Agreement, dated as of December 8, 2014 (the “Purchase Agreement”), among Parent, Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and the Company, and subject to the Purchase Agreement and in connection with the transactions contemplated thereby, including entering into the Shareholder Agreement, dated as of December 8, 2014, between the Company and Parent (the “Transaction”) be approved.

•	It was resolved as a special resolution that the amendment and restatement of the Memorandum and Articles of Association of the Company currently in effect (the “Memorandum and Articles of Association”) by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association (the “New Articles”), conditional upon and effective immediately prior to the closing of the Transaction, providing for, among other things, (i) the increase in capital as set out in the Increase of Capital Resolution (as defined below), (ii) the change of the Company’s name as set out in the Change of Name Resolution (as defined below), and (iii) other corporate governance and related matters with respect to the Company, in the form attached to the EGM minutes and made available to shareholders of the Company at the Meeting be approved.

•	It was resolved as a special resolution that the increase in the authorized share capital of the Company from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction (the “Increase of Capital Resolution”) be approved.

•	It was resolved as a special resolution that the change of the Company’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction (the “Change of Name Resolution”) be approved.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. Hanwha SolarOne maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information, please visit: www.hanwha-solarone.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

For further information, please contact:

Hanwha SolarOne:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

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